SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

Growth Capital Portfolio, LLC
(Name of Issuer)
Growth Capital Portfolio, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Maria Elena Lagomasino	With a copy to:
c/o GenSpring Family Offices, LLC 3801 PGA Boulevard, Suite 555 Palm Beach Gardens, Florida 33410	Kenneth Gerstein, Esq. Schulte Roth & Zabel, LLP 919 Third Avenue New York, NY 10022 (212) 756-2533
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement
(February 16, 2011)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of the Growth Capital Portfolio, LLC (the “Portfolio”) relating to an offer to purchase (the “Offer”) up to $81,667,500 of limited liability company interests (“Interests”) in the Portfolio or portions thereof pursuant to tenders by members of the Portfolio at their estimated net asset value as of December 31, 2010 and originally filed with the Securities and Exchange Commission on September 22, 2010, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.
The Offer terminated at 12:00 midnight, Eastern time, on October 22, 2010 (the “Repurchase Request Deadline”). Pursuant to the Offer, $87,228,391.23 of Interests were tendered and accepted by the Portfolio.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011

Growth Capital Portfolio, LLC

By:	/s/ Maria Elena Lagamasino
	Name:	Maria Elena Lagamasino
	Title:	President and Chief Executive Officer